UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Form 5							OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 1.0
__ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). XX Form 3 Holdings Reported XX Form 4 Transactions Reported
(Print or Type Responses)
1 .Name and Address of Reporting Person Avocet Investment Partners, L.P.	2. Issuer Name and Ticker or Trading Symbol Abatix Corp. (ABIX)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 5508 Highway 290 West, Suite 207	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year November/December 2002
(Street) Austin, TX 78735			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) XX Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Ben- eficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON STOCK	11/11/02	P	300	A	6.2433	171,190	D
COMMON STOCK	11/12/02	P	800	A	6.105		D
COMMON STOCK	11/13/02	P	3,500	A	6.06		D
COMMON STOCK	11/14/02	P	800	A	6.15		D
COMMON STOCK	11/15/02	P	1,400	A	6.2107		D
COMMON STOCK	11/18/02	P	100	A	6.34		D
COMMON STOCK	11/19/02	P	700	A	6.2496		D
COMMON STOCK	11/20/02	P	1,100	A	6.1		D
COMMON STOCK	11/21/02	P	1,200	A	6		D
COMMON STOCK	11/22/02	P	500	A	6		D
COMMON STOCK	11/25/02	P	100	A	5.98		D
COMMON STOCK	11/26/02	P	2,900	A	6.2796		D
COMMON STOCK	11/27/02	P	1,600	A	6.2925		D
COMMON STOCK	11/29/02	P	700	A	6.3114		D
COMMON STOCK	12/3/02	P	300	A	6.3933		D
COMMON STOCK	12/4/02	P	600	A	6.425		D
COMMON STOCK	12/5/02	P	2,000	A	6.603		D
COMMON STOCK	12/6/02	P	200	A	6.95		D
COMMON STOCK	12/10/02	P	100	A	6.969		D
COMMON STOCK	12/16/02	P	1,100	A	6.6845		D
COMMON STOCK	12/17/02	P	1,500	A	6.6309		D
COMMON STOCK	12/18/02	P	2,200	A	6.7505		D
COMMON STOCK	12/19/02	P	1,100	A	6.7664		D
COMMON STOCK	12/20/02	P	600	A	6.73		D
COMMON STOCK	12/23/02	P	3,400	A	6.6568		D
COMMON STOCK	12/24/02	P	300	A	6.8		D
COMMON STOCK	12/26/02	P	400	A	6.84		D
COMMON STOCK	12/27/02	P	1,300	A	6.6692		D
COMMON STOCK	12/30/02	P	300	A	6.9033		D
COMMON STOCK	12/31/02	P	600	A	6.9617	201,790	D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 2270 (3-00)

a currently valid OMB control number.

FORM 5 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
				(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

The filing of this Form on behalf of the Reporting Person should not be construed as an admission that the Reporting Person is, and it disclaims that it is, the beneficial owner of any of the securities covered by this Form.

AVOCET INVESTMENT PARTNERS, L.P.

By: Avocet Capital Management, L.P., General Partner

By: Blackpool Enterprises, LLC

By: Raymond S. Ingelby, Manager

By: James L. Boucherat, Attorney in Fact February 21, 2003

**Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.